

February 12, 2013

Via E-mail
Mr. Kent Rodriguez
Chief Executive Officer
Avalon Oil & Gas, Inc.
7808 Creekridge Circle, Suite 105
Minneapolis, MN 55439

> **Re:** **Avalon Oil & Gas, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed July 13, 2012**
> **File No. 1-12850**

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Exhibits and Financial Statement Schedules, page 23

1. Please file all material agreements. Refer to Item 601(b)(10) of Regulation S-K. As examples only, please file the following agreements:

   - the employment agreement with your sole officer referenced at page 19; and

   - all of the agreements and instruments evidencing your indebtedness to which you refer in Note 7 to your financial statements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director